Dashible, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year ended December 31, 2020	For the Period February 19, 2019 (Inception) to December 31, 2019
Revenue	$ 72,889	$ 624
Expenses:		
Advertising and promotion	13,149	7,471
Software and Technology	52,077	17,125
Meals and Entertainment	2,398	1,076
Contractors	-	590
Professional fees	1,250	1,960
Office supplies	637	35
Bank Charges & Fees	3,168	98
Licences and Permits	609	-
Transportation cost	794	108
Total Operating Expenses	(74,082)	(28,462)
Reimbursable expenses	3,264	-
Total Other expenses	3,264	-
Total expenses	(77,346)	(28,462)
Net loss	(4,456)	(27,838)